Filed Pursuant To Rule 433

Registration No. 333-278878

January 5, 2026

Grayscale Ethereum Staking Mini ETF ETH Grayscale's low-cost* Ethereum Fund 4.42% Gross Staking Rewards As of 01/02/2026 $7,911,795 Total Net USD Rewards As of 01/02/2026 4.15% Net Staking Rewards As of 01/02/2026 65.49% Staked % As of 01/02/2026 Grayscale Ethereum Staking Mini ETF ("ETH" or the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investing involves risk, including possible loss of principal. An investment in ETH is subject to a high degree of risk and heightened volatility. ETH is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in Ether. *Low cost based on gross expense ratio at 0.15%. Brokerage fees and other expenses may still apply. Investment Strategy Grayscale Ethereum Staking Mini ETF is solely and passively invested in Ether. Its investment objective is to reflect the value of Ether held by the Fund, less expenses and other liabilities. Ether is a digital asset that is created and transmitted through the operations of the peer-to-peer Ethereum Network, a decentralized network of computers that operates on cryptographic protocols. The Ethereum Network allows people to exchange tokens of value, called Ether, which are recorded on a public transaction ledger known as a blockchain. Low Cost ETH has an industry-leading low fee of 0.15% (15 bps). Convenience Gain exposure to Ether in the form of an investment fund, and access it directly in your brokerage account. Specialist Sponsor ETH is sponsored by Grayscale, one of the world’s leading crypto asset managers with a decade of experience operating crypto investment products.

WHY ETH? OVERVIEW PERFORMANCE HOW TO INVEST ETH RESOURCES

Overview

As of 01/02/2026

NAME	Grayscale Ethereum Staking Mini ETF	DISTRIBUTION FREQUENCY	None
TICKER	ETH	TRUST INCEPTION DATE	07/23/2024
PRIMARY LISTING MARKET	NYSE ARCA	CUSIP	38964R203
ISIN	US38964R2031	ETP LISTING DATE	07/23/2024

Key Fund Information

As of 01/02/2026

ASSETS UNDER MANAGEMENT (NON-GAAP)	$2,253,998,246	BASE CURRENCY	USD
SHARES OUTSTANDING	76,590,788	SPONSOR	Grayscale Investments Sponsors, LLC
SPONSOR'S FEE	0.15%	INDEX PROVIDER	CoinDesk Indices, Inc.
TOTAL ETHER IN TRUST	723,181.6958	FUND ADMINISTRATOR	BNY
ETHER PER SHARE	0.00944215	DIGITAL ASSET CUSTODIAN	Coinbase Custody Trust Company, LLC
MARKETING AGENT	Foreside Fund Services, LLC		

Staking Details

As of 01/02/2026

STAKED %[1]	65.49%	GROSS STAKING REWARDS[2]	4.42%
TOTAL NET USD REWARDS[3]	$7,911,795	NET STAKING REWARDS[4]	4.15%

[1] Ethereum is a proof-of-stake (PoS) blockchain that relies on a distributed network of validators to confirm transactions and secure the network. Validators participate by staking Ether to the protocol, which enables them to propose and attest to blocks in the consensus process. Staking is integral to how Ethereum functions. In return for helping operate and secure the network, validators receive protocol rewards that accrue to those who stake Ether directly through validator infrastructure. For investors, these rewards are distinct from traditional finance mechanisms, as they are not generated from lending or borrowing but from active participation in the network's consensus process.

Staked assets include Ether that has been posted to the Ethereum proof-of-stake network but may be in the activation or exit (unbonding) queue. During these periods, assets are locked on-chain and do not earn rewards until validator activation or are no longer earning rewards once in the exit queue. These mechanisms are integral to Ethereum's proof-of-stake design, ensuring validator stability and orderly participation across the network.

[2]The total annual rate of staking rewards currently available on the Fund's validators. The rate shown represents the average total annualized staking rewards to the fund over the past 60 days. This figure is not indicative of the Fund's performance.

[3]The net staking rewards delivered to Fund after subtracting all staking fees, following the initiation of staking on October 6, 2025.

[4]The net staking rewards delivered to Fund after subtracting all staking fees, following the initiation of staking on October 6, 2025. Reward rates provided as a percentage of the staked assets only and are not reflective of returns at the fund level.

Performance Daily Performance As of 01/02/2026 NET ASSET VALUE (NAV) PER SHARE $29.43 ETX INDEX PRICE $3,116.78 NAV PER SHARE 1D CHANGE ($) $1.37 DAILY VOLUME (SHARES)* 13,946,141 NAV PER SHARE 1D CHANGE (%) 4.88% MARKET PRICE 1D CHANGE ($) $1.41 MARKET PRICE $29.47 MARKET PRICE 1D CHANGE (%) 5.02% PREMIUM / DISCOUNT (%) 0.14% GAAP AUM $2,253,564,337 30D MEDIAN BID/ASK SPREAD (%) 0.04% GAAP NAV PER SHARE $29.42 *Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity. Median 30 Day Spread is a calculation of ETH's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund’s national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values. GAAP AUM and GAAP NAV Per Share represents the applicable Product’s principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product’s financial statements. Market Price NAV Per Share Volume As of 01/02/2026 Zoom View 1 month View 3 monthsView 6 months View year to date View 1 year View all View Full Chart As of 11/30/2025 Market Price, % NAV Per Share, % Benchmark Index, % 1 month -21.75 -21.21 -21.31 3 months -29.97 -29.46 -29.57 6 months 18.11 18.89 18.77 YTD -9.08 -8.51 -8.56 1 year -15.40 -14.93 -14.97 3 years -- --

Sep 2024 Nov 2024 Jan 2025 Mar 2025 May 2025 Jul 2025 Sep 2025 Nov 2025 Jan 2026

VIEW FULL CHART >

5 years	--	--	--
10 years	--	--	--
Annualized Since Inception	-9.34	-8.66	-8.65
Cumulative Since Inception	-12.45	-11.56	-11.55

Since inception is the ETP listing date of 7/23/2024.

The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Shares of any ETP are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Benchmark Index refers to The CoinDesk Ether Price Index (ETX) which provides a USD-denominated reference rate for the spot price of Ether (ETH). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

How to Invest in ETH

Grayscale Ethereum Staking Mini ETF (Ticker: ETH) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for ETH on your platform of choice.

InteractiveBrokers

E*TRADE from Morgan Stanley

charles SCHWAB

Fidelity INVESTMENTS

Robinhood

TD Ameritrade

ETH Resources

DOCUMENT INSIGHTS

ETH Factsheet

ETH Prospectus READ >

Informational Letter re. Canadian Shareholders*

ETP Staking Policy

Staking Tax FAQs *Important information for Canadian investors regarding the recent spin-off is available in the Resources section. Ready to invest? Stay on top of the latest crypto news and insights Crypto ETPs Grayscale Bitcoin Mini Trust ETF Grayscale Bitcoin Trust ETF Grayscale Chainlink Trust ETF Grayscale CoinDesk Crypto 5 ETF Grayscale Dogecoin Trust ETF Grayscale Ethereum Staking Mini ETF Grayscale Ethereum Staking ETF Grayscale Solana Staking ETF Grayscale XRP Trust ETF Equity ETFs Grayscale Bitcoin Miners ETF Grayscale Bitcoin Adopters ETF Income-Focused ETFs Grayscale Bitcoin Covered Call ETF Grayscale Bitcoin Premium Income ETF Grayscale Ethereum Covered Call ETF Visit grayscale.com © 2026 Grayscale. All rights reserved Privacy Policy Terms of Service Social Media Disclosure Investing involves risk, including possible loss of principal. An investment in Grayscale Ethereum Staking Mini ETF (“ETH” or the “Fund”) is subject to a high degree of risk and heightened volatility. ETH is not suitable for an investor that cannot afford the loss of the entire investment. The Grayscale Ethereum Staking Mini ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for ETH.

Grayscale Investments Sponsors, LLC (“Grayscale”) is the sponsor of ETH. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Fund is not registered under the Investment Company Act of 1940. The Fund is subject to the rules and regulations of the Securities Act of 1933. The Fund holds Ether; however, an investment in the Fund is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of the Fund. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Fund relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Fund. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Fund’s Principal Market NAV per Share calculated in accordance with GAAP. Staking Risk. When the Fund stakes Ether, Etheris subject to the risks attendant to staking generally. Staking requires that the Fund lock up Ether for the period of time required by the staking protocol, meaning that the Fund cannot sell or transfer the staked Ether, thereby making it illiquid for the period it is being staked. In addition, during the lock-up period, the Fund is subject to the market price volatility of Ether, and it may miss opportunities to sell the staked Ether during opportune times. During the unstaking period, the Fund may miss out on earning opportunities because, in some cases, the staked Ether may not earn rewards during the unstaking period or may only earn rewards during part of the unstaking period. Staked Ether is also subject to security breaches, network downtime or attacks, smart contract vulnerabilities, and validator or custodian failure or compromise, which can result in a complete loss of the staked Ether or a loss of any rewards. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Fund and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Fund is correlated with the value of Ether, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. The Sponsor does not store, hold, or maintain custody or control of the Fund’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Fund’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Fund’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Fund. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. © 2025 Grayscale. All trademarks, service marks and/or trade names (e.g., G®, GRAYSCALE®, GRAYSCALE CRYPTO SECTORS™, INVEST IN YOUR SHARE OF THE FUTURE ®, and GRAYSCALE INVESTMENTS®) are owned and/or registered by Grayscale. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale or others we license Content from, and is protected by copyright, patent and other laws. Grayscale reserves all rights not expressly described herein. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale Ethereum Staking Mini ETF ( the “Fund”) has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.